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AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
APR -7 2009
Washington, DC
110

SEC FILE NUMBER
8-52947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 FEDERAL STREET
(No. and Street)

BOSTON, MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD BRIGGS 617-267-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE J. ROBERTS, CPA, PC
(Name – *if individual, state last, first, middle name*)

65 WALNUT STREET, WELLESLEY, MA 02481
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, RICHARD BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSILIUM PARTNERS, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVANGELOS PERDIKOURIS
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 11, 2011

E. Perdikouris 3/30/09
Notary Public

R Briggs
Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

George J. Roberts, CPA, PC

65 Walnut Street, Suite 302 · Wellesley Hills, MA 02481
Toll Free: 866-949-1175 · Office: 781-425-2050
Direct: 781-425-2056 · Fax: 781-425-2047
george.roberts@ingle-cpa.com · www.ingle-cpa.com

March 30, 2009

Mr. Richard D. Briggs, Jr.
Chief Financial Officer
Consilium Partners LLC
175 Federal Street Suite 1325
Boston, MA 02110

RE: Revision to 2008 Audit

Dear Rick:

I have revised Consilium's audited Net Capital Calculation as of 12/31/08 to reflect minimum required net capital of $13,646, which represents the greater of $5,000 or 6 2/3% of aggregate indebtedness of $13,646 outstanding as of 12/31/08, and to include my calculation of Excess Net Capital. I have also noted that my calculation of Net Capital was not materially different from Consilium's calculation of Net Capital.

This revised Net Capital Calculation should replace the previous calculation, and be a permanent part of my 2008 Financial Statement and Auditor's Report.

All other aspects of Consilium's 2008 audit report remain unchanged.

Please don't hesitate to contact me with questions, comments or concerns.

Sincerely,

George J. Roberts, C.P.A.

attachment

Consilium Partners, LLC -- 2008 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Item (G)

Computation of Net Capital

CONSILIUM PARTNERS LLC
AUDITED COMPUTATION OF NET CAPITAL
12/31/2008

Members' Equity (per balance sheet)		$271,218
Less nonqualified assets:		
Accounts receivable	$ 26,053	
Prepaid expenses	19,698	
Net property and equipment	13,077	
Rental deposits	17,719	
		76,547
Less Securities haircuts		
Penalty for early withdrawal on CD's		955
Net Capital		$193,716
Required Minimum Capital		
Greater of $ 5,000 or 6 2/3% of aggregate indebtedness		13,646
Excess Net Capital		$180,070

N.B.-The above was prepared and audited by George J. Roberts, CPA, PC. In accordance with Sec. 240. 15c3-1

There were no material inadequacies or differences noted between the client's calculation and the audited calculation above